UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549




                                           FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.




  Commission File Number of issuing entity: 333-130536-03


  Banc of America Funding 2006-D Trust
  (Exact name of issuing entity as specified in its charter)


  Commission File Number of depositor: 333-130536


  Banc of America Funding Corporation
  (Exact name of depositor as specified in its charter)


  Bank of America, National Association
  (Exact name of sponsor as specified in its charter)


    c/o Wells Fargo Bank, N.A.
    9062 Old Annapolis Road
    Columbia, MD 21045
    (410) 884-2000



    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)



  1-A-1

  1-A-2

  1-A-3

  CE

  1-M1

  1-M2

  1-M3

  1-M4

  1-M5

  1-M6

  2-A-R

  P

  2-A-1

  2-A-2

  3-A-1

  3-A-2

  4-A-1

  4-A-2

  4-A-3

  4-A-4

  5-A-1

  5-A-2

  5-A-3

  5-A-4

  5-A-X

  5-B-1

  5-B-2

  5-B-3

  5-B-4

  5-B-5

  5-B-6

  6-A-1

  6-A-2

  6-A-3

  6-A-4

  6-B-1

  6-B-10

  6-B-11

  6-B-2

  6-B-3

  6-B-4

  6-B-5

  6-B-6

  6-B-7

  6-B-8

  6-B-9

  X-B-1

  X-B-2

  X-B-3

  X-B-4

  X-B-5

  X-B-6

  (Title of each class of securities covered by this Form)

    None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



    Rule 12g-4(a)(1)(i)            / /

    Rule 12g-4(a)(1)(ii)           / /

    Rule 12g-4(a)(2)(i)            / /

    Rule 12g-4(a)(2)(ii)           / /

    Rule 12h-3(b)(1)(i)            / /

    Rule 12h-3(b)(1)(ii)           / /

    Rule 12h-3(b)(2)(i)            / /

    Rule 12h-3(b)(2)(ii)           / /

    Rule 15d-6                     /X/


  Approximate number of holders of record as of the certification or notice date:
                Less than 300 Holders



  Pursuant to the requirements of the Securities Exchange Act of 1934,

    Banc of America Funding 2006-D Trust

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: January 25, 2007
  By: /s/ Kelly Rentz
  Kelly Rentz, Officer




  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.